SEGUSO HOLDINGS, INC.
3405 54th Drive W, #G102
Bradenton, FL 34210
October 23, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:   Seguso Holdings, Inc.
Registration Statement on Form SB-2
Registration No. 333-122697
Dear Ladies and Gentlemen:
         The undersigned, Seguso Holdings, Inc., a New York corporation (the “Company”), has filed a Registration Statement on Form SB-2 (No. 333-122697) (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended. The Company respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on October 25, 2007 or as soon thereafter as is possible.
Seguso Holdings, Inc.
By:    /s/ Robert Seguso
Robert Seguso, Chief Executive Officer